UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CARDINAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

141478107

(CUSIP Number)

Mr. Douglas E. Schaller
Schaller Equity Partners, A North Carolina Limited Partnership
324 Indera Mills Court
Winston-Salem, NC 27101
(336) 774-1515

with copies to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101
(336) 607-7512

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

CUSIP No. 141478107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 141478107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 141478107	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 141478107	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 141478107	13D	Page 6 of 7 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”), by (i) Schaller Equity Partners, A North Carolina Limited Partnership (the “Partnership”); (ii) Schaller Investment Group Incorporated, a North Carolina corporation (the “Adviser”); (iii) Schaller Equity Management, Inc., a North Carolina corporation (the “General Partner”) and (iv) Douglas E. Schaller, a United States citizen (“Mr. Schaller”) (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Cardinal Bankshares Corporation (the “Issuer”).  Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons on February 17, 2011, as amended on June 6, July 27, September 29 and December 29, 2011.

As of January 9, 2012, as reflected in this Amendment No. 5, the Reporting Persons are reporting beneficial ownership of 151,267 shares of Common Stock (approximately 9.8% of the outstanding shares) (the “Subject Shares”).

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety with the following:

The Reporting Persons purchased the Subject Shares for investment purposes based on the belief that the common stock of the Issuer traded at a significant discount to the Issuer’s underlying business value.

The Reporting Persons have engaged, and expect to continue to engage, in discussions with management, the Issuer’s Board of Directors (the “Board”) and other shareowners of the Issuer and other relevant parties concerning the business, capitalization, financial condition, operations, strategy and future plans, and the composition of the Board and senior management, of the Issuer, which discussions may include proposals that the Reporting Persons believe will advance their objectives of increasing the prospects for profitable growth and the enhancement and realization of shareowner value. Consistent with the foregoing, and depending upon the outcome of some such discussions, the Reporting Persons may consider other actions to help achieve their objectives. Such other actions might include the commencement of a proxy solicitation with respect to one or more positions on the Issuer’s Board in order to ensure that the Issuer’s shareowners have the opportunity to consider candidates who may have greater abilities to serve the Issuer. Any such candidate for director, if a proxy solicitation were commenced by the Reporting Persons, would have considerable business experience in the Floyd, Virginia area, and would not be a control person with respect to any of the Reporting Persons.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of the Issuer in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of shares in public or private transactions, and/or (iii) encourage (including, without limitation, through their designees on the Board and/or communications with directors, management and existing or prospective shareowners of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore changes to the Issuer’s business or structure and corporate transactions not in the ordinary course of business.

CUSIP No. 141478107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2012

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP

By:	Schaller Equity Management, Inc.,
General Partner

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	January 9, 2012

SCHALLER EQUITY MANAGEMENT, INC.

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	January 9, 2012

SCHALLER INVESTMENT GROUP INCORPORATED

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	January 9, 2012

/s/ Douglas E. Schaller
Douglas E. Schaller